[PMFG Letterhead]
November 13, 2009
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PMFG, Inc. Registration Statement on Form S-3 Filed September 22, 2009, File No. 333-162064
Dear Ms. Long:
     Set forth below are the responses of PMFG, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by facsimile on October 16, 2009 (the “Comment Letter”), concerning the above referenced filing (the “Registration Statement”).
     For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.
Calculation of Registration Fee
1.	Please revise to register the rights attached to your common stock as a separate security. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.16, available at:
http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.
Response: In response to the Staff’s comment, we have revised our calculation of registration fee table to register the rights as a separate security.

Ms. Pamela Long
Securities and Exchange Commission
November 13, 2009

Rights Plan, page 7
2.	Please revise to provide a description of the rights, including a description of the flip-in and flip-over features of the rights under the rights plan. See Item 202(c) of Regulation S-K. Alternatively, please incorporate the description of the rights from your Form 8-A.
Response: In response to the Staff’s comment, we have incorporated the description of the rights from our previously filed Form 8-A.
Item 17. Undertakings, page II-3
3.	Please revise your disclosure to include the undertaking required by Item 512(c) of Regulation S-K.
Response: In response to the Staff’s comment, we have provided the requested undertaking on page II-4.
*      *      *      *      *      *      *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 559-6340, or James E. O’Bannon at (214) 969-3766 or Charles T. Haag at (214) 969-5148 of Jones Day.
Very truly yours,
/s/ Melissa G. Beare
Melissa G. Beare

cc:	Peter J. Burlage, PMFG, Inc. Henry G. Schopfer, PMFG, Inc. James E. O’Bannon, Jones Day Charles T. Haag, Jones Day